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Exhibit 99.5

news release

FALCONBRIDGE LIMITED ANNOUNCES ITS INTENTION TO MAKE AN OFFER FOR ALL OF THE SHARES OF ITS SUBSIDIARY NOVICOURT INC. NOT ALREADY OWNED BY FALCONBRIDGE

Toronto, March 15, 2006 — Falconbridge Limited ("Falconbridge") announces that it intends to make an offer by way of a takeover bid for all of the outstanding common shares of Novicourt Inc. ("Novicourt") that it does not already own at a cash offer price of Cdn$2.30 per Novicourt share. Falconbridge presently holds approximately 62.1% of the outstanding common shares of Novicourt.

        The proposed offer would be subject to not less than 50% of the shares of Novicourt not already owned by Falconbridge being tendered.

        Falconbridge has communicated its intention to make this offer to the Board of Directors of Novicourt. Falconbridge understands that the Novicourt Board of Directors has formed a special committee of independent directors to review the offer and to supervise a formal valuation of Novicourt in accordance with applicable securities laws. Falconbridge is expected to issue and mail its offer to the shareholders of Novicourt as soon as practicable following the completion of the formal valuation.

        The cash offer price represents an 11.6% premium to the average closing share price of Novicourt shares over the past 90 days and an approximate 21.1% premium to the present estimated net asset value of Novicourt.

        On successful completion of the bid Falconbridge, if necessary, intends to initiate a second step acquisition transaction for the remaining shares of Novicourt in order that Novicourt continue as a wholly-owned private company subsidiary of Falconbridge.

Falconbridge Limited

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

FORWARD-LOOKING INFORMATION

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our intention to make the offer, and (ii) our intention to undertake a second step transaction. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and making of the offer to acquire all of Novicourt's common shares; the approvals or clearances required to be obtained by Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner. Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this news release. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Contacts:

Denis Couture
Senior Vice-President, Investor Relations,
Communications & Public Affairs
(416) 982-7020
denis.couture@falconbridge.com

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Exhibit 99.5
FALCONBRIDGE LIMITED ANNOUNCES ITS INTENTION TO MAKE AN OFFER FOR ALL OF THE SHARES OF ITS SUBSIDIARY NOVICOURT INC. NOT ALREADY OWNED BY FALCONBRIDGE